ROCKWELL PROVIDES AN UPDATE ON FLOODING IN THE
NORTHERN CAPE AND NORTH WEST PROVINCES

January 27, 2011 - Johannesburg, South Africa and Vancouver, BC – Rockwell Diamonds Inc. (“Rockwell” or the “Company”) (TSX:RDI; JSE:RDI, OTCBB:RDIAF) provides an operational update following heavy rainfall and subsequent flooding in the Northern Cape and North West provinces in South Africa.

The Company announces that the alluvial mining operations in the Northern Cape Province have been affected by the recent heavy rainfall and subsequent flooding. The rainfall at the Holpan and Klipdam operations, which are situated north of Kimberly at Barkley West, have experienced 342mm or 75% of the average annual rainfall of 450mm for the region in the past six days. In particular, precipitation during the night of Sunday January 23, 2011 exceeded 100mm. The impact has been as follows:

  Flooding in the area resulted in minor infrastructure damage at the mines and mining roadway infrastructure remains intact;
  The most significant impact of the heavy rains has been on mining activities with the loss of five days’ production;
  Repairs and recovery operations were initiated immediately and mining operations resumed on Wednesday January 25, 2011;
  Damp gravels will affect production at the mines for several more days until they dry out fully; and
  Damage to the municipal infrastructure, including roads and railways, has not affected operations.

The Company also assisted local communities in the Holpan area to divert floodwater away from flooded residential areas which assisted in avoiding any injuries during the flood. In addition, no environmental impacts have occurred.

The Saxendrift operation, located on the Middle Orange River region, experienced sporadic rainfall measuring 189mm; this represents more than half of the average rainfall for this area during the two week period to Sunday January 23, 2011. While no flooding or damage occurred, the heavy rainfall has negatively affected production volumes with the loss of three mining days. Saxendrift is now once again operating at full production.

At the Tirisano Mine north of Ventersdorp in the North West Province, construction has been slightly delayed due to the heavy rainfall. Sufficient drainage systems were planned and commissioned into the initial layouts to prevent flooding. Construction continues and the completion date of March 2011 remains intact.

Chief Operating Officer, Graham Chamberlain commented, “Our mine management teams have done a great job in minimising the impact of these abnormal rains and its comforting to see how quickly the operations have responded. We have a great set of assets and a very dedicated and passionate team and our focus is now to see what we can do to recover the lost time and strive to meet our targets despite the interruptions. Also it has been a learning opportunity whereby we can ensure we engineer our new projects to mitigate against similar events.”

About Rockwell Diamonds:

Rockwell Diamonds is an established alluvial diamond producer holding a 74% interest in the Holpan, Klipdam, Saxendrift and Wouterspan operations and the Niewejaarskraal development project. The Company's large footprint of diamond deposits are in South Africa with a focus on the Middle Orange River, an area historically known for recovering excellent quality, large gemstones.

Rockwell has operations at Holpan, Klipdam and Saxendrift, which it is progressively optimizing, the Klipdam Extension, with a bulk sampling project and an excellent pipeline of other advanced alluvial diamond projects. The Company's primary focus is to add value to existing operations, while aggressively seeking to acquire superior, advanced stage projects. Rockwell's success lies in the recovery of big stones on a regular basis and most of the company's production is larger than 2 carats -- a niche diamond production opportunity. Diamonds in excess of 100 carats, which can yield exceptional prices, are recovered from all of its mining operations. Currently the company is producing over 2500 carats monthly with an estimated 22 years mine life based on existing resources.

Rockwell is publicly traded on the Toronto Stock Exchange (TSX) under the symbol RDI, on the Johannesburg Stock Exchange (JSE) under the symbol RDI and on the Over the Counter Bulletin Board (OTCBB) under the symbol RDIAF.

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell’s annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.